Exhibit 1

Westpac GROUP

ASX Release

Level 18, 275 Kent Street
Sydney, NSW, 2000

1 SEPTEMBER 2022

APRA REMOVES WESTPAC'S LIQUIDITY ADD-ON

APRA has today announced that it has removed the 10% add-on applied to the net cash outflows included in the calculation of Westpac's Liquidity Coverage Ratio (LCR). The change is effective from 1 September 2022. The removal of the add-on will contribute approximately 13 percentage points to Westpac's LCR. Westpac's average LCR for the June 2022 quarter was 130%.

The add-on was first put in place by APRA in December 2020, following breaches of liquidity requirements, predominantly relating to Westpac New Zealand (WNZL). APRA has acknowledged Westpac's improved liquidity risk management and confirmed we have satisfied the conditions for removal of the add-on.

Given the active management of our liquidity position, and that our LCR is already comfortably above the 100% regulatory minimum, it is unlikely our reported average LCR will materially rise from current levels in future reporting periods.

For further information:

Hayden Cooper
Group Head of Media Relations
0402 393 619

Andrew Bowden
General Manager, Investor Relations
0438 284 863

This document has been authorised for release by Tim Hartin, Company Secretary.

WESTPAC BANKING CORPORATION ABN 33 007 457 141